SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUARTERLY FILING CERTIFICATE

PURSUANT TO ORDER GRANTING EXEMPTIONS

UNDER SECTION 3(b) TO

FOREIGN PUBLIC UTILITY COMPANIES

Release No 35-27497; File No. 70-10013

DUKE ENERGY CORPORATION

526 S. Church Street

Charlotte, North Carolina 28202

(Name of the company filing this certificate and

address of its principal executive office)

David L. Hauser

Senior Vice President and

Treasurer

Duke Energy Corporation

526 S. Church Street

Charlotte, North Carolina 28202

(Name and address of agent for service)

Please also submit copies of all correspondence to:

Robert T. Lucas III

Duke Energy Corporation

422 South Church Street

Charlotte, North Carolina 28201-1244

By order issued March 8, 2002, the Commission granted the application of Duke Energy Corporation (“Duke Energy”) under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission’s order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

CERTIFICATE

The undersigned officer of Duke Energy Corporation hereby certifies as follows:

1. The following table shows Duke Energy’s total capitalization as of December 31, 2002

Capitalization (in millions of dollars)
December 31, 2002
Notes Payable and Commercial Paper	$ 915
Long-Term Debt (including current portion)	21,550
Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Energy or Subsidiaries	1,408
Preferred and Preference Stock (including current portion)	159
Minority Interests	1,904
Total Common Stock Equity	14,944

Total Capitalization	$40,880

2. As of December 31, 2002, the Duke Energy’s senior unsecured debt ratings were A3 from Moody’s Investors Service, Inc., A from Standard & Poor’s Rating Service, a division of McGraw-Hill, Inc. and A from Fitch Ratings.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 1st day of April, 2003.

/s/ MYRON L. CALDWELL
Myron L. Caldwell Vice President, Corporate Finance

Respectively submitted, DUKE ENERGY CORPORATION

By:	/s/ ROBERT T. LUCAS III
Robert T. Lucas III Assistant Secretary

Dated: April 1, 2003